**A4 5/2/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



03054176

SEC MAIL RECEIVED PROCESSING SECTION APR 30 2003 WASH. D.C. 155

SEC FILE NUMBER
8- 46737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/02 (MM/DD/YY) AND ENDING 2/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Legacy Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3490 Piedmont Road, Suite 1210
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher F. Battel (404) 965-2420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Rd., Ste 350, (Address) Atlanta, (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher F. Battel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Securities Corp., as of February 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Notary Public, Gwinnett County, Georgia
My Commission Expires February 1, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY SECURITIES CORP.
Financial Statements
For the Years Ended
February 28, 2003 and 2002
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Legacy Securities Corp.:

We have audited the accompanying statements of financial condition of Legacy Securities Corp. (a wholly-owned subsidiary of Legacy Investment Group, Inc.), as of February 28, 2003 and 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Securities Corp. as of February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit as of and for the year ended February 28, 2003 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RUBIO CPA, PC

April 22, 2003
Atlanta, Georgia

LEGACY SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
FEBRUARY 28, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 242,955	$ 494,003
Accounts receivable-investment banking	-	129,300
Marketable securities	92,231	162,596
Other investments	69,417	45,637
Furniture and office equipment, net of accumulated depreciation of $92,929 and $69,890	45,687	62,697
Deposit with clearing broker	25,000	50,000
Prepaid income taxes	3,033	3,639
Advances to related companies	519,004	3,727
Other assets	85,061	102,024
Total assets	$ 1,082,388	$ 1,053,623

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
LIABILITIES		
Accounts payable and accrued expenses	$ 106,018	$ 393,768
Due to related companies	-	29,132
Total liabilities	106,018	422,900
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	1,139,999	1,139,999
Retained earnings	(163,630)	(509,277)
Total stockholder's equity	976,370	630,723
Total liabilities and stockholder's equity	$ 1,082,388	$ 1,053,623

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENTS OF OPERATIONS
For the Years Ended February 28, 2003 and 2002

	2003	2002
REVENUES		
Investment banking	$ 1,274,223	$ 1,492,063
Commissions and trading profits	16,855	207,633
Interest income	50,328	14,950
	1,341,406	1,714,646
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	617,757	1,224,492
Clearing costs	1,955	16,183
Communications and information services	33,726	130,163
Occupancy	24,759	272,952
Write-off of abandoned assets and leases	-	218,715
Other operating expenses	317,562	746,755
	995,759	2,609,260
INCOME (LOSS) BEFORE INCOME TAXES	345,647	(894,614)
INCOME TAX BENEFITS (Note D)	-	10,000
NET INCOME (LOSS)	$ 345,647	$ (884,614)

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Years Ended February 28, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 345,647	$ (884,614)
Noncash items included in net income:		
Depreciation and amortization	23,039	67,919
Deferred income taxes	-	(10,000)
Write-off of abandoned assets	-	78,883
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	129,300	(121,800)
Prepaid income taxes	606	191,325
Decrease in payables and accrued expenses	(287,750)	(386,703)
Other assets	16,963	85,735
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	227,805	(979,255)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in marketable securities	70,365	(35,354)
Other investments	(23,780)	-
Increase in advances to related parties	(515,277)	(3,727)
Increase (decrease) in advances from related parties	(29,132)	8,871
Purchases of property and equipment	(6,029)	(37,256)
Decrease in deposit with clearing broker-dealer	25,000	50,000
NET CASH USED BY INVESTING ACTIVITIES	(478,853)	(17,466)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	-	290,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	290,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(251,048)	(706,721)
CASH AND CASH EQUIVALENTS:		
Beginning of year	494,003	1,200,724
End of year	$ 242,955	$ 494,003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid (refunded)	$ -	$ (155,300)

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended February 28, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, February 28, 2001	$ 1	$ 849,999	$ 375,337	$1,225,337
Capital contribution		290,000		290,000
Net loss			(884,614)	(884,614)
Balance, February 28, 2002	1	1,139,999	(509,277)	630,723
Net Income			345,647	345,647
Balance, February 28, 2003	$ 1	$1,139,999	$ (163,630)	$ 976,370

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2003 and 2002

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Legacy Securities Corp. is a wholly-owned subsidiary of Legacy Investment Group, Inc. (the Parent), operating in Georgia as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is primarily engaged in investment banking and financial advisory services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents at high credit-quality banks and brokerage firms. The balances at times may exceed federally insured limits

Investment in Marketable Securities: Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for net operating loss carryforwards and differences in the timing of deductions for book and tax reporting purposes principally related to depreciation. A valuation allowance is provided, if necessary, to reduce deferred tax assets to a level which, more likely than not, will be realized.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2003 and 2002

Income Taxes (continued):
The Company files a consolidated federal income tax return with the Parent. Taxes on income for the Company are recorded as though the Company were filing a separate return. The Company files separate state income tax returns.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Securities transactions are recorded as of the trade date.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement. The Company also acts as an underwriter in certain securities offerings. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B – MARKETABLE SECURITIES OWNED

Marketable securities owned, which were received as compensation for investment banking services, consist of the following:

	2003	2002
Common stock warrants	$ 17,863	$ 17,832
Common stocks	51,555	190,401
	$ 69,418	$ 208,233

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2003 and 2002

NOTE C--LEASE COMMITMENT

The Parent leases equipment and office premises under operating leases. During 2003, the Company paid most of the rent arising from the Parent's office premises lease and during 2002, the Company paid all of its Parent's obligations under equipment and office space leases.

At February 28, 2002, the Company was obligated under operating leases for office space in Memphis, Tennessee and Atlanta, Georgia that was formerly occupied by the Company. The remaining obligation for the abandoned office premises leases, which expired in 2003 and 2004, was recorded in the accompanying financial statements as an accrued liability at February 28, 2002. The amount accrued as of February 28, 2002 was approximately $140,000, which was the future lease obligations payable under the leases, net of expected sublease income of approximately $68,000. One of the leases abandoned during 2002 and accrued at February 28, 2002 was subsequently settled during 2003 for approximately $44,000 less than the amount accrued at February 28, 2002.

Rent expense and sublease income were as follows:

	2003	2002
Rent expense	$ 62,106	$ 272,952
Sublease income	(37,347)	(65,158)
	$ 24,759	$ 207,794

NOTE D--NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2003, the Company had net capital of $229,499 which was $222,432 in excess of its required net capital of $7,067 and the ratio of aggregate indebtedness to net capital was .46 to 1.0.

In April 2002, the Company's minimum required net capital was reduced to $5,000, pursuant to an application to the Securities and Exchange Commission.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2003 and 2002

NOTE E--INCOME TAXES

The provision for income taxes is summarized as follows:

	2003	2002
Current income tax expense	$ -	$ -
Deferred income taxes (benefit)	-	(10,000)
Income tax expense (benefit)	$ -	$ (10,000)

The Company's deferred tax assets at February 28, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets arising from net operating loss carryforward	$ 194,000	$ 300,000
Valuation allowance	(194,000)	(300,000)
Net deferred tax asset	$ -	$ -

The Company has recorded a valuation allowance for the deferred tax asset at February 28, 2003 and 2002 because management believes that it is more likely than not that the net operating loss carryforward will not be realized.

At February 28, 2003, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income of approximately $580,000, which expires through 2023.

The Company utilized approximately $325,000 of net operating loss carryforwards during the year ended February 28, 2003 which resulted in a reduction in current income tax expense of approximately $108,000.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2003 and 2002

NOTE F -- OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE G -- RELATED PARTIES

The Company has receivables and payables to its Parent and other subsidiaries of the Parent arising in the normal course of business. The Parent is the general partner in a limited partnership which holds investments for some of the Company's employees and advisory directors. Some of the investments held in this limited partnership are entities for which the Company has performed investment banking services.

Subsequent to February 28, 2003, in April 2003, the Company executed a management agreement with its Parent. Under the agreement the Parent will provide the Company with office facilities and certain other general and administrative support in exchange for management fees. Management fees are payable only when and if such payments do not cause the Company to be in default of any capital requirements of the Securities & Exchange Commission rules or net capital rules of any of the states where the Company is registered .

NOTE H -- PROFIT SHARING PLAN

The Company has a discretionary, contributory profit sharing plan covering substantially all employees. Under the plan, participants may elect to defer up to 15% of their annual compensation as contributions to the plan. Company contributions are made at the discretion of the management of the Company. The Company made no contribution to the plan for the years ended February 28, 2003 and 2002.

NOTE I -- LITIGATION

At February 28, 2003, the Company and its Parent are defendants in a claim in which former employees of the Company seek, among other things, compensation for participation in investment banking transactions. Management believes that the outcome of this matter will not have a material adverse effect on the accompanying financial statements.

NOTE J -- CONCENTRATIONS

Substantially all of the investment banking revenues were earned from six customers in 2003.

SUPPLEMENTAL INFORMATION

SCHEDULE I
LEGACY SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF FEBRURAY 28, 2002

NET CAPITAL:

Total stockholder's equity	$ 976,370
Less non-allowable assets:	
Furniture and office equipment	(45,687)
Prepaid income taxes	(3,033)
Advances to related companies	(519,004)
Other assets	(85,061)
Net capital before haircuts	323,585
Less haircuts:	
Securities and money market assets	(87,752)
Undue concentration	(6,334)
Total haircuts	(94,086)
Net capital	229,499
Less required capital	(7,067)
Excess net capital	$ 222,432
Aggregate indebtedness	$ 106,018
Ratio of aggregate indebtedness to net capital	.46 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF FEBRUARY 28, 2003.

There is no significant difference between net capital as reported above and as included in Part II A Form X-17A-5 as of February 28, 2003.

LEGACY SECURITIES CORP.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

LEGACY SECURITIES CORP.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF FEBRUARY 28, 2003

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED FEBRUARY 28, 2003

The broker dealer is in compliance with the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Legacy Securities Corp.

In planning and performing our audit of the financial statements of Legacy Securities Corp. for the year ended February 28, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Legacy Securities Corp. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

April 22, 2003
Atlanta, Georgia



RUBIO CPA, PC